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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Key Energy Services, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1301 McKinney Street, Suite 1800
Address of Principal Executive Office (Street and Number)

Houston, Texas 77010
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 within the prescribed time period.  As previously reported, the Registrant has not completed and filed its Annual Report on Form 10-K for the year ended December 31, 2003, its Annual Report on Form 10-K for the year ended December 31, 2004, its Quarterly Reports on Form 10-Q for the first three quarters of 2004 and its Quarterly Reports on Form 10-Q for the first three quarters of 2005 due to its ongoing restatement process.  The Registrant will file its Annual Report on Form 10-K for the year ended December 31, 2003 as soon as practicable.  Assuming there are no delays with the completion of the Company’s accounting for income taxes; that no unforeseen events occur; and that the Company’s auditors do not require additional time to complete their work, the Company believes that the restatement process will be completed and that it will file the 2003 Annual Report on Form 10-K during the second quarter of 2006.  As soon as the Registrant files the Annual Report on Form 10-K for the year ended December 31, 2003, it will immediately begin work on the Annual Report on Form 10-K for the year ended December 31, 2004.  The Registrant currently estimates that it will take 60 to 90 days after filing the 2003 Annual Report on Form 10-K to complete the filings for the fiscal year ended December 31, 2004.  As soon as the Registrant files the Annual Report on Form 10-K for the year ended December 31, 2004, it will immediately begin work on the Annual Report on Form 10-K for the year ended December 31, 2005 and the Quarterly Reports on Form 10-Q for 2005.  The Company can make no assurances as to when the filings will be made.  Please see the attached additional pages.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	William M. Austin	713	651-4300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

Annual Report on Form 10-K for the period ending December 31, 2003; Quarterly Report on Form 10-Q for the period ending March 31, 2004; Quarterly Report on Form 10-Q for the period ending June 30, 2004; Quarterly Report on Form 10-Q for the period ending September 30, 2004; Annual Report on Form 10-K for the period ending December 31, 2004; Quarterly Report on Form 10-Q for the period ended March 31, 2005; Quarterly Report on Form 10-Q for the period ended June 30, 2005; Quarterly Report on Form 10-Q for the period ending September 30, 2005

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has not yet completed the financial statements to be included in its Annual Report on Form 10-K for the year ended December 31, 2003.  When it finishes those financial statements, it plans to prepare and complete its 2004 and 2005 financial statements as soon as practicable.  Please see the attached additional pages for information presently available concerning changes in results from prior periods to 2005.

Key Energy Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2006	By	/s/ William M. Austin
William M. Austin, Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ADDITIONAL INFORMATION (PART IV, ITEM 3)

As previously disclosed, Key Energy Services, Inc. (the “Company” or the “Registrant”) has not yet completed the financial statements to be included in its Annual Report on Form 10-K for the year ended December 31, 2003. When it finishes those financial statements, it plans to prepare and complete its 2004 and 2005 financial statements as soon as practicable. Until the 2003 and 2004 financial statements have been completed, the Registrant cannot reasonably estimate its results for 2005, since certain items such as:

•      depreciation expense for fiscal year 2005, which will be based on the values of fixed assets as of the end of 2003;

•      non-cash interest expense for 2005, which will be based on the prior period adjustments, to eliminate incorrectly capitalized deferred costs in prior years; and

•      income taxes;

are not determinable until all other costs have been determined.

As previously disclosed, the Company expects that its restatement process, when finalized, will result in certain charges or adjustments that will affect 2003 results and in some instances the results in prior years. However, charges of the same magnitude will not be taken in 2004 or 2005.

The Registrant has provided select financial data for each of the quarters ended March 31, June 30, September 30, and December 31, for 2004 and 2003, respectively and for the first three quarters of 2005. Set forth below is select operating items data for the full fiscal years ended December 31, 2005 and 2004, respectively. This unaudited information has been prepared by management in accordance with generally accepted accounting principles and has not been reviewed by the Company’s independent accountants. The table does not contain all the financial statement line captions and notes that would be presented for annual and quarterly information in the Company’s Annual Report on Form 10-K for December 31, 2005. Any such information is subject to revision pending the outcome of the restatement.

Select Statement of Operations Data:	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(In thousands - Unaudited)	(In thousands - Unaudited)

Revenue:
Well servicing	$956,033	$821,936
Pressure pumping	152,320	91,227
Fishing and rental services	81,666	78,512
Total revenues	1,190,019	991,675

Costs and Expenses:
Well servicing	$621,952	$563,296
Pressure pumping	98,363	69,541
Fishing and rental services	53,078	50,095
General and administrative	148,185	139,177
Interest (1)	53,335	46,814
Loss on retirement of debt	17,796	14,044

NOTES

(1)   Interest expense includes amortization of deferred debt issue costs, discount and premium of approximately $1,974,000 and $2,138,000 for the twelve months ended December 31, 2005 and 2004, respectively.

The information herein is select financial data and does not represent a complete set of financial statements, which would include additional financial data and notes to financial statements. Until the restatement of the Company’s prior year financial statements is completed, the unaudited information herein may differ from its audited financial statements. It is possible that the process of restating the prior year financial statements could require additional changes to the Company’s financial statements for 2005 that individually or in the aggregate could be material to the Company’s financial position, results of operations or liquidity.

Activity levels continued to improve in 2005 as rig hours during 2005 increased approximately 7.3% to 2,598,706 due to increased demand for the Company’s services. High pricing combined with increased activity levels and significant equipment additions in the Pressure Pumping Segment resulted in a 20% increase in revenue for the twelve months ending December 31, 2005. Despite strong activity levels for most of the Company’s services, trucking hours declined approximately 11.5% to 2,479,551 due primarily to increased competition and to a lesser extent from the sale of the Company’s Michigan assets and the termination of the Company’s contract in Egypt, both of which occurred in 2005. Gross margins improved year over year due to the benefits of higher pricing for the Company’s services and higher activity levels.

Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about the Company, the Company’s industry, management’s beliefs and certain assumptions made by management. Whenever possible, the Company has identified these “forward-looking statements” by words such as “expects,” “believes,” “anticipates” and similar phrases. Readers are cautioned that any such forward-looking statements are not guarantees of future performance or the results of the ongoing review and restatements and are subject to certain risks, uncertainties and assumptions that are difficult to predict, including, but not limited to: the impact of the Company’s current restatement process on its results for prior and current periods; uncertainties surrounding the restatement process, including the  predictions for timing of filing and amount of the restatements; the risk of possible changes in the scope and nature of, the time required to complete, the issuance of audit opinions on the Company’s prior year financial statements and the audit of the Company’s 2003, 2004 and 2005  financial statements; the impact of governmental investigations;  risks that the Company’s independent auditors might have audit adjustments which results in additional delay in the restatement process; risks that the Company’s inability to complete the restatement of its financial statements will impact operations; risks affecting the ability of the Company to maintain or improve operations, including the ability to maintain price increases; possible over supply of new rigs coming into the market and weather risks;  risks that the Company will be unable to achieve budgeted financial targets and risks affecting activity levels for rig hours including the risk that commodity prices decline or the risk that capital budgets from the Company’s customers decrease. Because such statements involve risks and uncertainties, the actual results and performance of the Company may differ materially from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made here; however, readers should review carefully reports or documents the Company files periodically with the Securities and Exchange Commission.